Exhibit 2.1

TSX: MMM
For Immediate Release	May 17, 2004

MINCO SIGNS JOINT VENTURE AGREEMENT ON 1 MILLION OUNCE-SIZE CHANGKENG GOLD DEPOSIT

Minco Mining & Metals Corporation (TSX: MMM) (“MINCO”) is pleased to announce that Dr Ken Cai, President and CEO has signed a 30-year Joint Venture Agreement on behalf of MINCO to explore, develop, mine and market resources of the Changkeng Gold Property (1.19 square km) in Gaoyao City of Guandong Province, China.

MINCO will form a Sino-foreign joint venture (“JV”), with initial investment of 100 million RMB (approximately C$16.6 million) where it will have the right to earn 51% equity interest of the JV through a contribution of 51 million RMB (approximately C$8.5 million). The partners of the JV partners are: Guandong Geological Exploration and Development Corporation, Zhuhai Zhenjie Development Ltd, and Foshan Baojiang Nonferrous Metals Corporation.

The Changkeng gold deposit was discovered in 1990 by the 757 Geological Exploration Team following up geochemical anomalies from a previous regional exploration program. Detailed exploration was undertaken between 1990 and 1995 where the Chinese Team identified a gold resource in two zones over an 800-metre strike length in what was identified as Carlin-style mineralization. The Changkeng gold zones are associated with a low angle fault zone along an unconformable contact between Lower Carboniferous limestones and Triassic mudstones and siltstones. Thickness of the mineralized fault zone ranges from several metres to tens of metres. The sediments lie in a flat synclinal structure with northeast-trending axis.

Gold intersections were obtained from 8 trenches and 21 diamond drill holes on an approximate 80 metres x 160 metres surface drill grid. The larger No.1 Zone ranges in width from 1 to 39 metres, while the No.2 Zone ranges in width from 1 to 10.7 metres. The zones extend from surface to about 250 metres depth in a synform structure. The Chinese report that over 81% of the mineralization is free gold.

The 757 Geological Exploration Team has made a preliminary resource estimate of the two zones aggregating 3,846,326 tonnes @ 7.92 grams per tonne gold (30.49 in situ tonnes gold) to a 1 gram per tonne gold cut off grade:

No.1 Zone  3,716,994 tonnes @ 7.94 grams per tonne gold (29.520 in situ tonnes gold)

No. 2 Zone 129,332 tonnes @ 7.44 grams per tonne gold (0.962 in situ tonnes gold)

The resource estimation has been reviewed by an independent panel of Chinese experts and has been verified to adhere to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

The Chinese partners have stated that local miners have removed an estimated 3 tonnes of gold from near-surface mineralization, subsequent to making their preliminary resource estimate. The local government has now stopped this illegal mining practice. The resultant net resource estimate of 3.43 million tonnes @ 7.92 grams per tonne gold, represents an in situ estimated gold resource of 27 tonnes or 870,000 ounces.

Diamond drill holes have encountered silver-zinc-lead mineralization at depth on the Changkeng Gold Property, but the extent of this mineralization has not yet been determined within the boundaries of the Property.

An independent technical report on the Changkeng Gold Property has been prepared by Lyle Morgenthaler P.Eng., (“Qualified Person”) and Ruijin Jiang M.Sc., Minco’s Geologist, pursuant to National Instrument 43-101. In a report to be filed on SEDAR in May 2004 the independent consultant did not carry out an independent resource estimation but reviewed the Chinese estimate and concluded that the estimate was professionally prepared, without bias and that the estimate can be regarded as an Inferred Resource within the framework of CIM guidelines.

Further delineation diamond drilling has been carried out since the above resource estimate was made, both by the 757 Geological Exploration Team (8 drill holes) and by a large Canadian gold mining company (7 drill holes), which expanded the resource and has helped to establish its continuity.

The JV plans to undertake an exploration program including trenching, diamond drilling and driving of adits to upgrade the resource base. There is potential to increase the 800-metre strike length by expanding the resource limits to the northeast and southwest, both of which are open.

A new resource estimate will then be made by the independent consultant on completion of the planned exploration program. This will form the basis for a decision to proceed to a feasibility study.

The Changkeng Gold Property has excellent established infrastructure and is situated 45km west of Guangzhou, one of the largest cities in China, to which it is linked by a highway. Power and water are readily available in the area.

Dr. Cai comments: “Further evaluation of Changkeng Gold will be one of MINCO’s top exploration priorities in China in 2004. The relatively shallow gold property has excellent attributes for early development. There is good indication from drilling thus far that the mineralized zones are continuous, and I am confident that there is excellent potential to increase the resource base.”

This project  is subject to appropriate Chinese government approvals.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.